
February 28, 2011

Steve Secrist
Vice President and General Counsel
Puget Energy, Inc.
10885 N.E. 4th Street, Suite 1200
Bellevue, Washington 98004

> **Re:** **Puget Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 2, 2011**
> **File No. 333-172033**

Dear Mr. Secrist:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in the *Exxon Capital Holdings Corporation* (May 13, 1988), *Morgan Stanley & Co. Incorporated* (June 5, 1991) and *Shearman & Sterling* (July 2, 1993) no-action letters. Please also include the supplemental representations substantially in the form set forth in the *Morgan Stanley & Co. Incorporated* and *Shearman & Sterling* letters.

Forward-Looking Statements, page ii

2. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 is inappropriate. Please delete the

reference, or revise to make clear that the Private Securities Litigation Reform Act of 1995 protections do not apply to statements made in the prospectus.

<u>Terms of the Exchange Offer, 21</u>

3. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to applicable provisions of Rule 424.

<u>Extensions, Delay in Acceptance, Termination or Amendment, page 22</u>

4. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

5. You reserve the right to "delay acceptance for exchange of any original notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14c-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

<u>Conditions to the Exchange Offer, page 23</u>

6. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

<u>Return of Original Notes Not Accepted or Rejected, page 26</u>

7. We note your disclosure indicating that you will return any old notes not acceptable for exchange "as promptly as practicable" after expiration of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary, to state that the issuer will return the old notes promptly after expiration or termination. Please see Exchange Act Rule 14e-1(c).

<u>Description of Notes, page 50</u>

8. You state that your discussion of the Indenture and the Collateral Documents relating to the Notes "does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture and such Collateral Documents, including the definitions therein of certain terms used below. Because this is a summary, it may not contain all the information that is important to you." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

<u>Financial Statements</u>

9. The financial statements included in your registration statement are as of a date that is greater than 135 days before your expected effective date. Please revise your registration statement to include the financial information to comply with Rule 3-12(a) of Regulation S-X.

Signatures, page S-1

10. We note in the first signature block that the name of the company (Puget Sound Energy, Inc.) is not consistent with your other disclosures (Puget Energy, Inc.) on your registration cover page and in your prospectus.

Exhibit 5.1

11. Given the language in the eighth paragraph that the opinion is "as of the date hereof" (February 2, 2011), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

12. We note that the indenture for your senior notes provides that the laws of the state of New York shall be the governing law of the debt securities. As you must provide a "legal and binding obligation" opinion for a registration statement relating to debt securities, an opinion must be given as to the governing law in order to fulfill the item requirement. Please indicate that you are opining under New York law with respect to the debt securities. See Item 601(b)(5) of Regulation S-K.

Exhibit 99.1

13. Please delete the language in the letter of transmittal that the note holder acknowledges that they have reviewed the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: Andrew Bor
        Perkins Coie LLP
        1201 Third Avenue, Suite 4800
        Seattle, Washington 98101-3099